Exhibit 99.2

For Immediate Release

Company name: DAIICHI SANKYO COMPANY, LIMITED

Representative: Takashi Shoda, President and Representative Director

(Code no.: 4568, First Section, Tokyo, Osaka and Nagoya Stock Exchanges)

Please address inquiries to Toshio Takahashi, Corporate Officer in Charge,

Corporate Communications Department

Telephone: +81-3-6225-1126

http://www.daiichisankyo.co.jp/

DAIICHI SANKYO to Transfer All Daiichi Radioisotope Laboratories Shares

Tokyo, September 11, 2006 – Daiichi Pharmaceutical Co., Ltd. (President: Kiyoshi Morita, hereafter Daiichi Pharmaceutical), a wholly owned subsidiary of DAIICHI SANKYO COMPANY, LIMITED, and Fuji Photo Film Co., Ltd. (President: Shigetaka Komori, hereafter Fuji Film) have agreed to transfer all shares of Daiichi Radioisotope Laboratories, Ltd. (President: Akiyuki Furuya, hereafter DRL), a subsidiary of Daiichi Pharmaceutical, to Fuji Film. An agreement was signed today, with shares scheduled for transfer on October 2, 2006.

DRL’s business includes the research, development, manufacture, sales, and import and export of radiopharmaceuticals and radiochemical compounds and is steadily expanding sales. By transferring all shares of DRL to Fuji Film, DRL will become a wholly owned subsidiary of Fuji Film and will operate as a member of the Fuji Film Group. DRL is expected to contribute in the field of diagnostic imaging which forms the core of Fuji Film’s medical business.

DAIICHI SANKYO has been reviewing its non-pharmaceutical businesses to concentrate its management resources on its pharmaceutical businesses. In so doing, the company plans to make all non-pharmaceutical businesses of DAIICHI SANKYO Group independent by March 2007.

The effect that this share transfer will have on DAIICHI SANKYO’s business performance after March 2007 will be disclosed at a later date.

About Daiichi Radioisotope Laboratories, Ltd.

President: Akiyuki Furuya

Headquarters:1-17-10 Kyobashi, Chuo-ku, Tokyo

Established: December 5, 1968

Capital: 1.4 billion yen

Annual Sales: 17.22 billion yen (fiscal year ended March 2006)

Number of employees: 420 (as of the end of March 2006)

Main businesses:

Neuroimaging agents: Neurolite Injection Daiichi,

Iofetamine(123I) Injection Daiichi, Ultra-Techne Kow

Cardiac imaging agents: Thallium Chloride Tl201 Injection,

Cardiolite Injection Daiichi, MyoMIBG - I123 Injection

Bone & tumor imaging agents: Techne MDP Injection, Gallium Citrate – Ga67 Injection

Therapeutic agents for thyroid diseases: Sodium Iodide -131I Capsules